Exhibit 99.13

PENTWATER ISSUES LETTER TO TURQUOISE HILL BOARD CALLING FOR ACTION IN DEFENSE OF MINORITY SHAREHOLDERS

NAPLES, Fla., Jan. 18, 2022 /PRNewswire/ -- On January 13, 2022, Pentwater Capital Management LP ("Pentwater"), the largest minority shareholder of Turquoise Hill Resources Ltd. ("Turquoise Hill") (TSX:TRQ) (NYSE:TRQ), sent the following letter to the members of the Board of Directors of Turquoise Hill. As with every other letter we have sent for the past year, there was no response. Pentwater urges all Turquoise Hill shareholders to make their voices heard by reaching out directly to the members of the TRQ Board. A copy of the letter is as follows:

Dear Board of Directors of Turquoise Hill Resources:

As you know, we at Pentwater Capital Management have been your largest minority shareholders for many years.

I write to you because weeks have passed since a resolution was voted on in the Mongolian Parliament that could have materially detrimental effects on TRQ, and yet we have not heard any comment from TRQ's Board or management. As a result, we are gravely concerned that you and your cohorts at Rio Tinto may be on the verge of committing some or all of the following flagrant derelictions of fiduciary duty:

(1)   TRQ would agree to forgive $2.3bn in debt that the Government of Mongolia owes TRQ, half of which the minority shareholders will have to absorb even though the only basis to forgive any debt is the malfeasance and misconduct committed by the operator of the mine, Rio Tinto;

(2)   You have not secured for TRQ minority shareholders any compensation from Rio Tinto in return for the costs and damages they suffered at the hands of Rio Tinto despite the fact that TRQ owns twice as much of the mine as the Mongolian government and the Mongolian government is receiving a package worth well in excess of $2.5 billion;

(3)   You are going to allow Rio to settle on terms that will restrict you from raising debt at the OT level and require you to fund the whole underfunding needed to complete the project, further harming the TRQ minority investors.

If this does, in fact, turn out to be the outcome, you should steadfastly refuse to sign such a deal, and should resign if need be. Over the years, numerous Mongolian government officials – including two Prime Ministers – have been held in jail related to their actions regarding OT; Rio Tinto personnel have had to leave Rio under a cloud of scandal, while the recent independent consultant's report is damning regarding Rio Tinto's actions. Nevertheless, TRQ board members have acted like puppets of Rio Tinto. There is so much blame to go around. Signing off on any of the scenarios listed above would constitute your admission of liability for such a blatant disregard for your fiduciary duties to your shareholders.

As a significant investor in Turquoise Hill equity, Pentwater does not prefer to see the underground cease operations. But it is preferable to have a pause in operations than to have you practically give away the mine. Agreeing to the proposal that seems to be on the table would simply be an audacious and astonishing disregard for duty, and the blame would rest at your feet. Rio is desperate to sweep their malfeasance under the rug and will eventually agree to appropriate economic compensation even if it is necessary to pause construction. This mine will eventually operate and will be a windfall to the people of Mongolia and TRQ's investors. The minority shareholders have borne the burden of financing the construction and have had to live with consequences of Rio's misconduct and should be reasonably compensated for such. The minority shareholders continue to carefully watch your actions. You will surely be held to account for breaches of your fiduciary duties.

We have seen enough from your past actions to not have much hope of our pleas leading to any result. With that said, it is never too late to begin doing the right thing. Please publicly reply to this letter and release this letter along with your response.

Kindest Regards,

Matthew Halbower
Chief Executive Officer
Pentwater Capital Management

Cc: Members of the Board of Directors of Turquoise Hill Resources
peter.gillin@turquoisehill.com; Maryse.Saint-Laurent@turquoisehill.com; george.burns@eldoradogold.com; Stephen.Jones@turquoisehill.com and Steve.Thibeault@turquoisehill.com

Contact:
David Zirin- Chief Operating Officer
Pentwater Capital Management
312-589-6401